MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018 and 2017

TABLE OF CONTENTS

1.	Overview of the business	2-4

2.	Highlights and key business developments	4-6

3.	Operating performance	7-9

4.	Development and exploration update	9-10

5.	Financial results	11-13

6.	Selected quarterly financial data	14-15

7.	Outlook	15-16

8.	Liquidity and capital resources	17-20

9.	Non-GAAP measures	20-22

10.	Summary of outstanding share data	22

11.	Related party transactions	22

12.	Critical accounting policies and estimates	22-25

13.	Risks and uncertainties	25

14.	Internal control	25-26

15.	Cautionary statements	26-27

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of May 8, 2018 and should be read in conjunction with the Company’s cosndensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “13. Risks and uncertainties” and “15.1 Cautionary statement on forward looking information” at the end of this MD&A.

1.	Overview of the business

Asanko is a Canadian-based gold producer with an operating mine, the Asanko Gold Mine (“AGM” or “the Project”), and highly prospective gold concessions, in various stages of exploration, on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Phase 1 was funded by cash on hand and a $150 million debt facility (see section “8.0 Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

The Company has the option to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which could ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. A positive Definitive Feasibility Study on the planned expansion projects was published in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on June 5, 2017 (and amended and restated December 20, 2017) (the “12/17 DFS”) and has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com (see section “4.2 Expansion projects” below). The 12/17 DFS was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, is largely complete. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at a 5Mtpa annualized milling rate. Installation of the P5M recovery circuit upgrades is complete and commissioning is expected to be completed in Q2 2018.

The second stage of P5M is the construction of an overland conveyor and development of the Esaase deposit. The decision to proceed with the second stage of expansion has been deferred until after the completion of the Gold Fields JV Transaction (see “Gold Fields Transaction”). The timing of P10M will be at the discretion of the Company and its Joint Arrangement partners (see “Gold Fields Transaction”) and dependent on the balance sheet of the Company and its Joint Arrangement partners, financing opportunities as well as favourable market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) upon the closing of which, among other things:

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity (“JV Finco”); and

•	the Company and Gold Fields will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko subsidiary that currently owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL (the “Joint Arrangement”).

In consideration for its interests in JV Finco and the Joint Arrangement, the Company will contribute to JV Finco its intercompany loans receivable from AGGL at the time of closing. Of the Company’s contribution, $205.0 million will be capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity.

In consideration for its interests in JV Finco and the Joint Arrangement, Gold Fields will:

•	upon closing of the JV Transaction, contribute $165.0 million to the JV entity, representing its initial redeemable share investment in JV Finco. The JV Transaction is expected to close before the end of Q3 2018; and

•	contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone but in any event no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

AGGL will use the total consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.9 million) owing to Red Kite (see section “8.0 Liquidity and capital resources” below). There are no early repayment penalties associated with the Red Kite debt. Red Kite’s current gold offtake agreement and commensurate security will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

In addition to the $185.0 million in consideration, on April 4, 2018, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million.

In the event that the JV Transaction has not completed by July 1, 2018, when the first debt principal repayment is due to Red Kite, Gold Fields has agreed to provide a bridge loan of up to $20.0 million to Asanko, which can be drawn at Asanko’s sole discretion. The bridge loan will be credited towards Gold Fields’ initial redeemable share investment amount in JV Finco on closing. If closing does not complete for any reason, the bridge loan will be repayable, after written demand with a 30-day notice, at any time after six months from the date of advance of the bridge loan. If Asanko does not repay the bridge loan after the 30-day notice period, the bridge loan would be converted to common shares of the Company, up to the point where Gold Fields would own 19.9% of the issued and outstanding common shares of the Company, and the balance would be repaid in cash.

In connection with the JV Transaction, the Company expects to finalize the terms of the associated Joint Venture Agreement (the “JVA”), which will govern the management of the Joint Arrangement, during Q2 2018.

Under the proposed terms of the JVA, the Company is expected to remain the manager and operator of the Joint Arrangement and is expected to be paid an arm’s length fee for services rendered to the Joint Arrangement of $6.0 million per annum. A management committee will be formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the Joint Arrangement. The JVA is therefore expected to establish joint control of the Joint Arrangement and, upon closing of the JV Transaction, the Company is expected to no longer retain control of the AGM. As the Joint Arrangement will be structured within the legal entity of Asanko Gold Ghana Limited, the Joint Arrangement is expected to represent a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company is expected to commence equity accounting for its interest in the Joint Arrangement once the JV Transaction closes. The Company will therefore derecognize all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non]controlling interests in Asanko Gold Ghana Limited upon closing of the JV Transaction. The Company will recognize the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retains in the Joint Arrangement. The Company expects to record a loss associated with the loss of control in the AGM.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Closing of the JV Transaction is expected to occur before the end of Q3 2018 and is subject to customary conditions precedent including that no material adverse events occur. Additionally, the JV Transaction is subject to approval by the Ghanaian Minister of Lands and Natural Resources.

2.	Highlights and key business developments

Q1 2018 Business developments

•	During Q1 2018, the Company achieved gold production of 48,229 ounces as the Company focused on operational delivery against plan, while progressing the larger Cut 2 pushback at Nkran which is ahead of schedule.

•	Q1 2018 gold sales of 48,899 ounces at an average realized gold price of $1,314 per ounce generating gold revenue of $64.2 million.

•

Ore mining rates for Q1 2018 averaged 255,667 tonnes per month (“tpm”) at an average mining grade of 1.3 g/t and a strip ratio of 15.7:1. Ore tonnes and average grade mined were lower relative to Q1 2017, as expected, due to lower ore yield from Nkran. Mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 pushback, resulting in a higher strip ratio.

•

Average grade mined and gold production is forecast to increase in the second half of the year when Cut 2 at Nkran will start delivering steady state levels of ore production, thereby reducing the dependence on stockpiles and increasing the grade delivered to the mill.

•	During the quarter, the AGM sourced ore from Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as on-surface stockpiles.

o	At Nkran, mining operations focused on progressing the larger Cut 2 pushback. 34,333tpm of ore was mined at an average grade of 1.3 g/t.

o	At the Akwasiso satellite deposit, mining operations delivered approximately 147,000tpm of ore at a grade of 1.2g/t.

o	At Dynamite Hill, the second satellite pit to be brought into production, mining operations delivered 67,333tpm of ore at an average grade of 1.6 g/t.

•	There were no lost time injuries (“LTI”) reported during the quarter. On March 19, 2018, the AGM achieved one-year LTI- free with over 5.9 million man hours worked.

•

During Q1 2018, the processing plant achieved another quarterly record milling performance of 1.3 million tonnes (“Mt”), processing a monthly record of 432,410 tonnes in March, which is above the recently upgraded design of 5Mtpa throughput. The feed grade to the plant was 1.3 g/t during Q1 2018.

•	Gold recovery continued to exceed design at 93% despite the elevated mill throughput rates and lower feed grade.

•	Completed the installation of the P5M recovery circuit upgrades with commissioning expected to be complete in Q2 2018.

•

Shipment of the secondary crusher was received at the AGM and is expected to be installed in Q2 2018 and commissioned in Q3 2018. The installation of a secondary cone crusher will reduce the size fraction of fresh ore delivered to the SAG mill and contribute to P5M throughput rates.

•	AGM’s 2018 forecast annual production of 200,000-220,000 ounces of gold at AISC1 of $1,050-$1,150/oz. Production guidance is broken down as follows between H1 and H2 2018:

o	H1 2018: 90,000-100,000 ounces at AISC1 of $1,200-$1,300/oz, and

o	H2 2018: 110,000-120,000 ounces at AISC1 of $950-$1,050/oz.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

•
The Company incurred operating cash costs per ounce[1], total cash costs per ounce[1] and AISC[1] of $571, $637 and $1,226, respectively, in Q1 2018. The high AISC[1] in Q1 2018 is in line with the Company’s H1 2018 cost guidance and is a result of the Company’s investment in mine development associated with the larger Cut 2 pushback at Nkran.

•

On March 29, 2018, the Company entered into certain definitive agreements with Gold Fields under which Gold Fields will acquire a 50% interest in JV Finco. Refer to section “1.0 Overview of the business” for further details on the proposed transaction.

Key consolidated financial information

For the three months ended March 31, 2018

•

Cash provided by operating activities in Q1 2018 was $19.1 million, a 33% increase from Q1 2017. Operating cash flow before working capital changes was $30.5 million in Q1 2018, 6% higher than Q1 2017 of $28.8 million. The increase in operating cash flows before working capital changes was primarily due to a decrease in the Company’s production costs and general and administrative expenses in Q1 2018, partially offset by lower revenues (see below).

•

The Company recognized revenues of $64.4 million in Q1 2018 compared to $69.5 million in Q1 2017. The $5.1 million decrease in revenues was a result of lower sales volume offset by a higher average realized selling price. Total cost of sales (including depreciation and depletion and royalties) amounted to $44.9 million in Q1 2018, a decrease of $9.5 million from Q1 2017. The decrease in production costs was largely due to lower sales volumes and inventory valuation adjustments.

•	Income from mine operations was $19.5 million for Q1 2018 compared to $15.1 million in Q1 2017. The increase in mine operating income was primarily a result of lower production costs and higher realized gold prices.

•

The Company reported net income attributable to common shareholders of $2.1 million in Q1 2018 compared to net income of $7.7 million in Q1 2017. The decrease in net income during Q1 2018 was primarily attributable to a higher deferred income tax expense ($8.9 million increase) and an increase in finance expense of $1.0 million. This was partially offset by higher mine operating income ($4.4 million increase) and lower G&A expense ($0.5 million decrease). Net income before tax for Q1 2018 was $11.9 million compared to $7.6 million during Q1 2017, a 58% increase.

•

Mining costs averaged $3.23/t mined during Q1 2018 compared to $3.89/t in Q1 2017. Mining costs per tonne were lower than Q1 2017 as a result of the progression of Cut 2 at Nkran resulting in more tonnes mined, which had the impact of decreasing fixed mining costs on a per unit basis. Also, in Q1 2018, the Company mined a higher proportion of oxide material which does not attract the same amount of drilling and blasting costs as fresh ore. Of the mining costs incurred during Q1 2018, a total of $26.1 million was deferred as stripping costs.

•

During Q1 2018, processing costs averaged $11.17/t milled compared to $13.36/t in Q1 2017. Processing unit costs were lower than Q1 2017 due to the plant operating at the newly upgraded levels of 5Mtpa for the quarter, resulting in a 40% increase in treated tonnes compared to Q1 2017, which had the impact of decreasing fixed processing costs on a per unit basis. In addition, the Company benefited from a reduction in the unit price of power.

•	As at March 31, 2018, the Company had cash of $38.6 million on hand, $0.8 million in receivables from gold sales and unrefined gold dore at a cost of $3.5 million (and a market value of $5.3 million).

[1] See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Selected consolidated data

	Three months ended March 31,
	2018	2017
Key performance Data
Tonnes of ore milled (000s)	1,269	908
Gold produced (ounces)	48,229	58,187
Gold sold (ounces)	48,899	57,812
Average realized price per gold ounce sold ($)	1,314	1,199
Average London PM fix ($)	1,329	1,222
Operating cash costs ($ per gold ounce)[1]	571	578
Total cash costs ($ per gold ounce)[1]	637	638
All-in sustaining costs ($ per gold ounce)[1]	1,226	956

	Three months ended March 31,
Financial Data	2018	2017
(in thousands of US dollars except per share amounts)
Revenue	64,430	69,531
Income from mine operations	19,495	15,125
Net income attributable to common shareholders	2,109	7,675
Income per share attributable to common shareholders - basic and diluted	$0.01	$0.04
Operating cash flows before working capital changes	30,533	28,761
Assets
Mining interests	620,976	550,046
Total assets	724,197	675,601
Liabilities
Long-term liabilities	183,235	197,178
Total liabilities	288,483	244,165
Equity
Common shareholders' equity	434,293	431,248
Non-controlling interest	1,421	188
Weighted average shares outstanding (basic)	203,449,957	202,999,666
Weighted average shares outstanding (diluted)	203,449,957	209,840,744

All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in this MD&A as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

3.	Operating performance

The following table provides a summary of operating performance at the AGM for the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
Key performance Data
Tonnes of ore mined (000s)	767	1,017
Tonnes of ore milled (000s)	1,269	908

Mining cost ($/t mined)	3.23	3.89
Processing cost ($/t treated)	11.17	13.36

Average mill head grade (g/t)	1.3	2.1
Average recovery rate (%)	93%	95%

Gold produced (ounces)	48,229	58,187
Gold sold (ounces)	48,899	57,812

Silver produced (ounces)	12,122	13,834
Silver sold (ounces)	11,134	16,194

Average realized price per gold ounce sold ($)	1,314	1,199
Average London PM fix ($)	1,329	1,222

Operating cash costs (per gold ounce)[1]	571	578
Total cash costs (per gold ounce)[1]	637	638
All-in sustaining costs (per gold ounce)[1]	1,226	956

Health and Safety

There were no lost time injuries reported during the quarter and the 12-month rolling LTI frequency rate is an industry-leading 0.0.

Mining

During the quarter, the AGM sourced ore from multiple pits, Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as from on-surface stockpiles. This significantly improved the mining flexibility of the AGM. Mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 pushback, resulting in an increase in the strip ratio to 15.7:1. This expanded investment in Cut 2 at Nkran will provide higher ore yields during the next capital growth phase of the AGM, which is expected to commence in 2019. Steady-state levels of higher-grade ore from the Nkran pit are expected in Q3 2018.

Ore mining rates for the AGM during the quarter averaged 255,667tpm at an average grade of 1.3 g/t. As forecasted, the lower grades and higher strip ratio were a result of the advancement of Cut 2 at Nkran.

In addition to mining operations advancing the progression of the larger Cut 2 pushback at Nkran, a geotechnical review undertaken in 2017 identified the requirement to further flatten the oxide slopes from 34 to 26 degrees, requiring an additional 4.0Mt of additional waste to be mined in Q4 2017 and Q1 2018. This project was largely completed in Q1 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Consistent with the preceding quarters in 2017, the reconciliation of the grade control model to the resource model continued its positive trend with the progressive reconciliation maintaining a positive 2% variation between the grade control model and the resource model. This positive grade and ounce variance is significant as it scientifically validates the gold endowment at Nkran and the life of mine plans based on that endowment.

The mine plan will continue to incorporate sources of ore available from the multiple pits to blend to the mill enabling the optimization of the various pit extraction rates, the drawdown of stockpile balances and associated operating costs. Lower grades are expected for the remainder of H1 2018 while the Cut 2 pushback at Nkran is completed and as ore feed to the mill is sourced from existing stockpiles. In H2 2018, grades are expected to improve reflecting the average reserve grades from the respective pits as they are mined, including to a lesser extent the blended grade average from existing stockpiles.

AGM Key Mining Statistics	Units	Q2 2017	Q3 2017	Q4 2017	Q1 2018
Total Tonnes Mined	000 t	7,506	8,519	11,494	12,743
Waste Tonnes Mined	000 t	6,457	7,339	10,692	11,976
Ore Tonnes Mined	000 t	1,049	1,181	802	767
Strip Ratio	W:O	6.2:1	6.2:1	13.3:1	15.7:1
Average Gold Grade Mined	g/t	1.5	1.8	1.5	1.3

Processing

The Company produced 48,229 ounces of gold at an average of 16,076 ounces per month in the first quarter of 2018. The processing plant achieved record milling rates of 1.3Mt in Q1 2018 for an annualized milling rate of 5Mtpa. Although milling rates were elevated, metallurgical recovery continued to exceed design levels at 93%, with higher than design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

The mill designs for P5M were based on a blend of 9,000tpd of fresh and 6,000tpd of oxides ores. However, a number of additional interventions, including the installation of Mill Slicer technology, fragmentation management and Bond Work Index mapping along with modifications to the comminution circuit, have enabled the processing facility to achieve the 5Mtpa processing capability while milling on average 80% fresh ore. The addition of a mobile cone crusher, alongside two mobile jaw crushers, to reduce the size fraction of the fresh ore delivered to the SAG mill has contributed to higher throughput rates. This is an interim measure until the installation of a permanent secondary crusher, which is expected to be installed in Q2 2018 and commissioned in Q3 2018.

Cash costs and AISC

For the three months ended March 31, 2018, total cash costs per ounce1 was $637 which is comparable to Q1 2017 total cash costs of $638/oz. Total cash costs per ounce was comparable from Q1 2017 to Q1 2018 as the impact of lower direct production costs were offset by lower grade ore processed during the period, and the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis. Relative to Q4 2017, total cash costs per ounce1 decreased by 2% from $649 to $637. The reduction was predominantly attributable to lower direct production costs, partly offset by the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis.

AlSC1 for Q1 2018 amounted to $1,226/oz, which is in line with the Company’s H1 2018 cost guidance of $1,200-$1,300/oz. Relative to Q4 2017, total AlSC1 increased by 5% as a result of the impact of higher sustaining capitalized stripping cost associated with the progression of Cut 2 at Nkran, partially offset by lower sustaining capital expenditures and G&A expenses. Compared to Q1 2017, AlSC1 increased 28%. The higher AlSC1 in Q1 2018 reflected the Company’s investment in mine development, resulting in higher sustaining capitalized stripping costs associated with the advancement of Cut 2 at Nkran. In addition, lower sales volumes relative to Q1 2017 had the impact of increasing fixed production and sustaining costs on a per unit basis.

The Company expects the high strip portion of the Cut 2 pushback at Nkran to be completed in 2018, enabling the Nkran pit to deliver lower cost ounces during the expansion capital phase from 2019 onwards.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

AGM Key Production Statistics	Units	Q2 2017	Q3 2017	Q4 2017	Q1 2018
Ore Treated	000 t	887	862	1,087	1,269
Gold Feed Grade	g/t	1.7	1.9	1.5	1.3
Gold Recovery	%	94	94	94	93
Gold Produced	oz	46,017	49,293	51,550	48,229

4.	Development and exploration update

4.1 Phase 1

Development expenditures

The development of the first phase of the AGM was completed in 2016, both ahead of schedule and approximately $3.0 million under budget.

4.2 Expansion projects

Asanko has the option to expand the AGM through the development and execution of two expansion projects, P5M and P10M, to ultimately increase production up to an average of approximately 450,000 ounces per year. The 12/17 DFS associated with these expansion projects has confirmed the viability of these projects and is available on the Company’s website and on SEDAR.

Overview of Project 5 Million – First stage

•	Plant Upgrade to 5Mtpa

The first stage of P5M, which is being funded from cash on hand, comprises brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa. This was approved in November 2016 and the Company completed and commissioned the volumetric upgrades to the plant under budget and ahead of schedule during Q3 2017. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at a 5Mtpa annualized milling rate during Q1 2018. Installation of the P5M recovery circuit upgrades was completed while commissioning is expected to be completed in Q2 2018. To date, the Company has spent $19.0 million on the first stage of P5M.

Overview of Project 5 Million – Second stage

•	Development of the Esaase Deposit

The second stage of P5M includes the development of the large-scale Esaase deposit and the construction of a 27km overland conveyor to transport the ore to the 5Mtpa central processing facility. The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially focus on mining oxide ore to open up the deposit, before moving into more competent fresh rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

The estimated capital cost of the second stage of P5M per the 12/17 DFS has been estimated at $128.0 million and may vary due to future foreign exchange differences. In addition, the Company expects to install a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.5 million) in 2018 (see section “7. Outlook”), which are not contemplated in the 12/17 DFS. To date, the Company has spent $8.9 million on the initial overland conveyor earthworks. The decision to proceed with the second stage of P5M has been deferred until the closing of the Gold Fields JV Transaction.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Overview of Project 10 Million

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and from Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year. The capital cost estimate is $200.0 million for the additional CIL plant and associated infrastructure. There is complete flexibility on the timing of this expansion and a construction decision to proceed will be at the discretion of the Joint Arrangement and dependent on the balance sheets and financing opportunities of the Company and Gold Fields, as well as favourable market conditions.

4.3 Exploration and evaluation

The exploration program during Q1 2018 continued to focus on the strategic objective of delineating additional resources to augment the life of mine planning. An infill drilling program was completed on the advanced-stage Midras South target. A first pass drilling program on the early stage Miradani target is underway as part of a phase 1 generative drilling program, testing historic trench and geochemical anomalies, and extensive artisanal workings. Three-dimensional inversion models of the structural architecture of the AGM camp were completed using the airborne Versatile Time Domain Electromagnetic (“VTEM”) data. A first pass targeting exercise was completed which identified and ranked 20 early stage targets, of which 10 were mapped and advanced during 2017.

Midras South

Located five kilometres south of the Nkran pit, the Midras South target comprises three en echelon zones of mineralization that have been delineated by previous exploration work, which was conducted by AngloGold Ashanti, and a preliminary geological and confirmatory phase 1 and 2 drilling program conducted by Asanko during 2016. During Q3 2017, a 13,000m phase 3 drilling campaign commenced with the objective of collecting enough data for a shallow Measured and Indicated Mineral Resource Estimate. The MRE for Midras South is in process of being compiled and is expected to be completed in Q2 2018.

Miradani Project

In September 2017, the Company completed the acquisition of the Miradani Project, which is located within ten kilometres of the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) through which further exploration may enable estimation of mineral reserves and resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5 kilometres south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015. Asanko holds the largest land package on this belt and it hosts all of the Company’s 5.1 million ounces of reserves.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Two targets were chosen to be initially tested during a phase 1 drilling campaign. Part of the phase 1 drilling commenced in November 2017 and, subject to securing the requisite surface access rights, will continue into H1 2018.

Prospectivity Analysis and Target Generation

In addition to progressing targets generated in 2017, an internally generated 2D and 3D prospectivity analysis is currently being developed. Targets identified will be assessed and ranked. Field mapping and sampling will progress the highest priority targets with the objective of drill testing the top two targets in 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

5.	Financial results

The following table is a summary of the Condensed Consolidated Interim Statements of Operations and Comprehensive Income of the Company for the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
(in thousands of US dollars, except per share amounts)	$	$

Revenue	64,430	69,531
Cost of sales:
Production costs	(28,350)	(34,196)
Depreciation and depletion	(13,364)	(16,733)
Royalties	(3,221)	(3,477)
Total cost of sales	(44,935)	(54,406)
Income from mine operations	19,495	15,125
Exploration and evaluation expenditures	(125)	(186)
General and administrative expenses	(2,310)	(2,800)
Income from operations	17,060	12,139
Finance income	146	150
Finance expense	(5,343)	(4,339)
Foreign exchange gain (loss)	46	(393)
Income before income taxes	11,909	7,557
Current income tax expense	(197)	-
Deferred income tax (expense) recovery	(8,922)	103
Net income and comprehensive income for the period	2,790	7,660
Net income (loss) attributable to:
Common shareholders of the Company	2,109	7,675
Non-controlling interest	681	(15)
	2,790	7,660
Earnings per share attributable to common shareholders:
Basic	0.01	0.04
Diluted	0.01	0.04
Weighted average number of shares outstanding:
Basic	203,449,957	202,999,666
Diluted	203,449,957	209,840,744

Three months ended March 31, 2018 and 2017

Revenue and royalties

During Q1 2018, the Company sold 48,899 ounces of gold at an average realized gold price of $1,314/oz for total revenue of $64.4 11 million (including $0.2 million of by-product revenue). During Q1 2017, the Company sold 57,812 ounces of gold at an average realized gold price of $1,199/oz for total revenue of $69.5 million (including $0.2 million of by-product revenue). The decrease in revenues quarter-on-quarter was a function of fewer ounces sold in Q1 2018, partially offset by the impact of higher realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see section “8. Liquidity and capital resources” below).

Production costs

During the three months ended March 31, 2018, the Company incurred production costs of $28.4 million relating to the sale of 48,899 ounces of gold. In Q1 2017, the Company incurred production costs of $34.2 million relating to the sale of 57,812 ounces of gold. Although total production costs were lower in Q1 2018 compared to Q1 2017, operating cash costs per ounce1 of $571 in Q1 2018 were comparable to Q1 2017 of $578/oz. As a result of mining operations continuing to focus on the larger Cut 2 pushback at Nkran, lower grade material was fed to the plant resulting in fewer gold ounces produced and sold in Q1 2018 compared to Q1 2017; however, this was partially offset by higher milling rates in Q1 2018 as the processing plant operated at an annualized rate of 5Mtpa resulting in lower fixed processing costs on a per unit basis relative to Q1 2017 when the plant operated at a 3.6Mtpa capacity. The Company also benefited from a reduction in the unit price of power.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $26.1 million of stripping costs were deferred to mineral properties during Q1 2018 with the progression of Cut 2 at Nkran and were not included in production costs (three months ended March 31, 2017 - $12.2 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the three months ended March 31, 2018 the Company recognized royalties of $3.2 million (three months ended March 31, 2017 - $3.5 million).

Depletion and depreciation

Depreciation and depletion expense for Q1 2018 amounted to $13.4 million, including $2.5 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 767,000 ore tonnes mined during the period. This compares to depreciation and depletion of $16.7 million during the three months ended March 31, 2017, which included $3.8 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.0Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense in Q1 2018 was lower than in Q1 2017 due to lower mining rates in Q1 2018, partly offset by the impact of a higher asset cost base in Q1 2018.

General and administrative expenses

The following table summarizes general and administrative expenses for the three months ended March 31, 2018 and 2017. Certain of the comparative period figures were reclassified to conform to the current period presentation:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Three months ended March 31,
	2018	2017
	$	$
Wages, benefits and consulting	1,189	1,100
Office, rent and administration	208	341
Professional and legal	449	380
Share-based payments	214	544
Travel, marketing, investor relations and regulatory	238	405
Other	12	30
Total	2,310	2,800

General and administrative expenses of $2.3 million were incurred in Q1 2018 as compared to $2.8 million in the same period in 2017. The decrease in general and administrative expenses from Q1 2017 to Q1 2018 was primarily a result of lower share-based payments expense ($0.3 million decrease), investor relations and regulatory costs ($0.2 million decrease) and office and administrative expenses ($0.1 million). These factors were partially offset by higher professional and legal costs ($0.1 million increase) in Q1 2018.

Finance expense

Total finance expense of $5.3 million incurred during Q1 2018 consists of $5.1 million of interest accretion and withholding taxes recognized thereon in relation to the Company’s $150.0 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. In Q1 2017, total finance expense was $4.3 million consisting of $4.2 million of interest on the Company’s long-term loan and $0.1 million in accretion charges on the Company’s asset retirement obligation. The increase in finance expense from Q1 2017 to Q1 2018 was due to an increase in LIBOR in Q1 2018, resulting in a higher interest expense on the Company’s long-term debt.

Refer to section “12.2 Changes in Accounting Policies including Initial Adoption” for discussion on how the retrospective adoption of the new IFRS 9 standard impacted finance expense for the three months ended March 31, 2017.

Income tax expense

The Company recorded an income tax expense of $9.1 million for the three months ended March 31, 2018 (three months ended March 31, 2017 – income tax recovery of $0.1 million). A deferred tax expense of $8.9 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. The impact of these timing differences was amplified by the Company’s higher investment in deferred stripping and mine development costs in Q1 2018, relative to Q1 2017. Additionally, tax losses in Ghana expire within five years and, effective Q2 2017, the Company changed its estimate of taxable income to be generated in the next five years and, as a result, offsetting deferred tax assets related to tax losses were no longer recognized. This resulted in an increase to deferred tax expense from Q1 2017 to Q1 2018.

During Q1 2018, the Company also recognized a $0.2 million withholding tax expense in Canada associated with reimbursable expenses charged by Asanko to the Company’s Ghanaian operating subsidiary. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry-forwards to offset taxable income.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

6.	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2018		2017*				2016*
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	64,430	62,767	63,714	60,191	69,531	70,304	71,541	43,322
Total cost of sales	(44,935)	(47,636)	(45,814)	(45,735)	(54,406)	(56,882)	(51,033)	(42,989)
Write-off of deferred stripping asset	-	-	-	-	-	(7,123)	-	-
Income from mine operations	19,495	15,131	17,900	14,456	15,125	6,299	20,508	333
Exploration and evaluation expenditures	(125)	(1,587)	(197)	(80)	(186)	(383)	(188)	(226)
General and administrative expenses	(2,310)	(3,143)	(3,259)	(3,388)	(2,800)	(5,683)	(1,785)	(1,677)
Income (loss) from operations	17,060	10,401	14,444	10,988	12,139	233	18,535	(1,570)
Other expenses	(5,151)	(3,409)	(5,233)	(4,360)	(4,582)	(6,520)	(3,026)	(5,308)
Income tax (expense) recovery	(9,119)	(15,028)	(3,671)	(5,479)	103	(2,106)	(3,766)	(5,620)
Net income (loss) for the period	2,790	(8,036)	5,540	1,149	7,660	(8,393)	11,743	(12,498)
Basic and diluted income (loss) per share	$0.01	($0.03)	$0.02	$0.00	$0.04	($0.04)	$0.06	($0.06)

*Comparative period information has been restated to conform with the current period presentation and also to effect the retrospective adoption of IFRS 9 as of January 1, 2018. Refer to section “12.2 Changes in Accounting Policies including Initial Adoption”.

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see section “5. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. From Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in higher revenues and income from operations. During Q2 2017, production reduced relative to the preceding quarters as mining operations worked through a low-grade section of the Nkran pit and encountered ore dilution as a result of blast movements. Production recovered during Q3 2017, despite being impacted by three mill motor outages, as the Company introduced a number of mining initiatives to minimize ore losses. In Q4 2017 and Q1 2018, while mining at Nkran was focused on the pushback of Cut 2, plant feed was supplemented by ore from Akwasiso, Dynamite Hill and Nkran Extension and at-surface ore stockpiles. Due to the successful commissioning of volumetric upgrades as part of the first stage of P5M, the plant delivered a record quarterly milling rate in Q1 2018, partially offsetting lower processing plant feed grades resulting from the larger Cut 2 pushback at Nkran.

In Q4 2017, the Company incurred exploration and evaluation expenses of $1.6 million primarily related to drilling programs at Miradani and Midras South.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization costs, business development and share-based payments. These costs were higher in 2017 as a result of general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016) while the Company has also refined its accrual process resulting in a more even distribution of certain general and administrative expenses during the 2017 fiscal year. G&A costs were lower in Q1 2018 as a result of strategic objectives to reduce overhead costs and discretionary spending.

Included in other income and expense from Q2 2016 is interest expense on the Company’s debt balance (see section “8. Liquidity and capital resources”). Prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see section “13. Risks and Uncertainties”) which were marked-to-market at each reporting period end (no such instruments were recognized from Q4 2016 onwards). Fluctuations in the other income (expense) lines in all other periods are due to increases in interest expense on long-term debt (resulting from increases in LIBOR from 2017 to Q1 2018), movements in foreign exchange rates, and changes in the fair value of derivative financial instruments.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense in 2017 is due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability. The tax deductions on mineral properties, plant and equipment increase tax losses for which no deferred tax asset is recognized due to the five-year expiry period on tax losses in Ghana. The Company also recognized a $1.3 million withholding tax expense in Q4 2017 payable to the Ghanaian government on management fees charged by Asanko to its operating Ghanaian subsidiary.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.4 million in the fourth quarter of 2016. The net loss of $8.0 million in Q4 2017 was predominantly attributable to the beforementioned deferred income tax expense, as well as higher production costs and exploration drilling expenses.

7.	Outlook

2018 Guidance

The mine plan will continue to incorporate sources of ore available from the multiple pits to blend to the mill enabling the optimization of the various pit extraction rates, the drawdown of stockpile balances and associated operating costs.

In 2018, management forecasts the AGM to produce 200,000-220,000 ounces of gold at AISC1 of $1,050-$1,150/oz. During the year, ore will be sourced from Nkran, Akwasiso, Dynamite Hill, Nkran Extension and surface stockpiles.

Mining operations at Nkran will be focused on an accelerated schedule of waste stripping of the larger Cut 2 pushback in preparation for the next capital growth phase of the AGM which is forecast to commence in 2019. AISC1 is expected to be higher in H1 2018 due to the larger Cut 2 pushback at Nkran; consequently, lower ore yields will result in lower blended ore grade being delivered to the processing plant. Approximately $370/oz of AISC1 for H1 2018 will be stripping costs. The Company’s production guidance for H1 2018 is 90,000 – 100,000 ounces at AISC1 of $1,200-$1,300/oz.

Steady state levels of higher grade ore production from Nkran will resume in H2 2018 and the waste stripping portion of the Cut 2 pushback will reduce, with stripping costs decreasing to approximately $280/oz of AISC1 for H2 2018. The overall feed grade improvement and increase in gold production will also contribute to a lowering of AISC1 in H2 2018. The Company’s production guidance for H2 2018 is 110,000-120,000 ounces at AISC1 of $950-$1,050/oz.

Growth capital expenditure for 2018 is expected to be approximately $15.5 million: $3.0 million for the recovery upgrades to the plant, which were installed in Q1 2018 and will be commissioned in Q2 2018; $1.5 million for the upgraded mill motors, to be installed in Q2 2018; $4.0 million for a secondary crusher, which is expected to be fully commissioned in Q3 2018; and $7.0 million on pre-production capital associated with the development of Esaase.

Sustaining capital expenditure for 2018 is expected to be approximately $4.0 million.

The following table outlines the Company’s forecasted 2018 production and cost guidance:

2018 Guidance	H1 2018	H2 2018	FY 2018	Q1 2018 Actual	FY 2017 Actual
Gold Production (oz)	90,000 – 100,000	110,000 – 120,000	200,000 – 220,000	48,229	205,047
AISC[1] ($/oz)	1,200 – 1,300	950 – 1,050	1,050 – 1,150	1,226	1,007

5-Year Outlook (2019 – 2023)

The newly optimized mine planning exercise associated with P5M successfully reduces the overall strip ratio and improves AISC1 over a 19-year life of mine. Over the five-year period from 2019 to 2023, average annual production is expected to be 253,000 ounces at AISC1 of $860/oz, an increase in gold production and an improvement in AISC1 of $147/oz compared to the previous P5M forecast of 243,000 ounces at AISC1 of $1,007/oz.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

This has been achieved using current mine operating data and optimizing the multi-pit schedule to generate the best cash generation profile to deliver competitive AISC1 over the life of mine and specifically during the capital spend on the overland conveyor and opening up the Esaase deposit.

5-Year Outlook (Asanko Gold Mine 100% basis)	Units	2019	2020	2021	2022	2023
Ore tonnes mined	000 t	7,300	7,560	5,450	6,980	6,400
Average grade mined	g/t	1.4	1.5	1.3	1.5	1.4
Tonnes processed	000 t	5,000	5,000	5,000	5,000	5,000
Mill head grade	g/t	1.7	1.8	1.5	1.8	1.7

Gold Production	oz	255,000	280,000	220,000	265,000	245,000
AISC[1]	$/oz	950	810	905	775	880

Total capital expenditure	$m	75.0	100.5	31.5	9.0	18.2

Notes: Assumes a $1,250/oz gold price and construction of the overland conveyor in 2019/20.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

8.	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	March 31, 2018	December 31, 2017
	$	$

Cash and cash equivalents	38,565	49,330
Other current assets	60,560	44,550
Non-current assets	625,072	614,905
Total assets	724,197	708,785

Current liabilities (excluding current portion of long-term debt)	50,571	47,916
Non-current liabilities (excluding long-term debt)	80,534	72,571
Debt	157,378	155,691
Total liabilities	288,483	276,178
Working capital [2]	48,554	45,964
Common shareholders' equity	434,293	431,867
Non-controlling interest	1,421	740
Total equity	435,714	432,607
Total common shares outstanding	203,449,957	203,449,957
Total options outstanding	15,168,625	12,578,625
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	1.96	1.96
Total liabilities to common shareholders' equity	0.66	0.64
Debt-to-total capitalization	0.18	0.18

2 Current assets less current liabilities (excluding current portion of long-term debt).

The Company was in a strong net asset position at both March 31, 2018 and December 31, 2017 and had a cash balance of $38.6 million as at March 31, 2018.

Additionally, on April 4, 2018, in connection with the JV Transaction, a subsidiary of Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years. The completion of the private placement is the first step in a series of transactions under which Asanko and Gold Fields will, among other things, form an incorporated 50/50 joint venture in the Asanko Gold Mine (refer to section “1. Overview of the Business”).

Through a combination of the Company’s cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, debt principal repayments, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments. The Company has a VAT receivable balance of $8.1 million as of March 31, 2018. In any given period, the Company expects to have one quarter of VAT receivable outstanding.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with Red Kite, which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will be payable on July 1, 2018 after which the facility is scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment having occurred on July 1, 2016. There were no other changes to the original debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.3 million) was paid commensurate with signing the amendment.

In H2 2017, the Company engaged Red Kite regarding the restructuring of the debt facility and specifically the deferral of the repayment of principle associated with the long-term debt beyond July 1, 2019 to enable the Company to execute the second stage of its P5M growth plan. On February 22, 2018, the Company agreed to the RK Term Sheet whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years (repayment commencing on July 2021). An initial one-year deferral was subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral was subject to additional customary conditions precedent which would have to be complied with by June 30, 2019.

However, the Company currently expects to discharge its obligations under the DSFA from the proceeds of the JV Transaction, which was agreed on March 29, 2018. In the event that the JV Transaction has not completed by July 1, 2018, when the first debt principal repayment is due to Red Kite, Gold Fields has agreed to provide a bridge loan of up to $20.0 million to Asanko, which can be drawn at Asanko’s sole discretion. The bridge loan will be credited towards Gold Fields’ initial redeemable share investment amount in JV Finco on closing. If closing does not complete for any reason, the bridge loan will be repayable, after written demand with a 30-day notice, at any time after six months from the date of advance of the bridge loan. If Asanko does not repay the bridge loan after the 30-day notice period, the bridge loan would be converted to common shares of the Company, up to the point where Gold Fields would own 19.9% of the issued and outstanding common shares of the Company, and the balance would be repaid in cash.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.66 as at March 31, 2018.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary, however does not have to contribute to the subsidiary’s capital investment. At March 31, 2018, Asanko Gold Ghana Limited had an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.7 million of Asanko Gold Ghana Limited’s net earnings to the non-controlling interest for the three months ended March 31, 2018 (three months ended March 31, 2017 – attributed a net loss of $15 to the non-controlling interest). All results in this MD&A show 100% of results as being attributable to the Company with non-controlling interest accounted for as a separate component of equity.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Commitments

The following table summarizes the Company’s contractual obligations as at March 31, 2018 and December 31, 2017:

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	March 31, 2018	December 31, 2017
Long-term debt and related interest and withholding tax payments	67,148	117,608	-	-	184,756	186,270
Accounts payable and accrued liabilities	50,480	-	-	-	50,480	47,916
Asset retirement provision (undiscounted)	-	1,227	140	44,424	45,791	45,526
Long-term incentive plan (cash-settled awards)	91	73	-	-	164	-
Mine operating/construction and other service contracts, open purchase orders	11,168	81	-	-	11,249	17,431
Total	128,887	118,989	140	44,424	292,440	297,143

As previously noted, in February 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years, subject to certain fees, terms and conditions.

The Company has no off-balance sheet arrangements.

Cash flows

The following table provides a summary of cash flows for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
Cash provided by (used in):
Operating activities	19,086	14,382
Investing activities	(26,534)	(25,974)
Financing activities	(3,402)	212
Impact of foreign exchange on cash and cash equivalents	85	(89)
Decrease in cash and cash equivalents during the period	(10,765)	(11,469)
Cash and cash equivalents, beginning of period	49,330	59,675
Cash and cash equivalents, end of period	38,565	48,206

Three months ended March 31, 2018 and 2017

Cash provided by operating activities

During the three months ended March 31, 2018, the Company realized cash flows from operations of $19.1 million, being cash inflows before working capital changes of $30.5 million and outflows from non-cash working capital of $11.4 million (three months ended March 31, 2017 - $14.4 million consisting of cash inflows before working capital changes of $28.8 million and outflows from non-cash working capital of $14.4 million). Cash flows before working capital changes for Q1 2018 consist primarily of cash earnings from mine operations of $33.0 million less cash G&A of $2.2 million. Cash outflows of $11.4 million from non-cash working capital was primarily the result of a $8.5 million increase in inventories, $3.2 million increase in the VAT receivable balance and $1.4 million decrease in accounts payable and accruals. These factors were partially offset by a $0.9 decrease in prepaid expenses and $0.7 million decrease in trade receivables.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

Cash used in investing activities

During the three months ended March 31, 2018, the Company spent $26.5 million on investing activities including $26.7 million on additions to mineral properties, plant and equipment, partially offset by interest received on cash balances of $0.1 million. The total expenditure on mineral properties, plant and equipment during the period included $20.9 million related to capitalization of deferred stripping costs, $5.3 million related to P5M (including recovery circuit upgrades to the processing plant and early earthworks on the overland conveyor), and $0.4 million related to other additions to mineral properties, plant and equipment.

During the same period in the prior year, the Company spent $26.0 million on investing activities comprised on $26.1 million on additions to mineral properties, plant and equipment, partially offset by $0.1 million in interest received on cash balances.

Capital expenditures in Q1 2018 were comparable to Q1 2017. In Q1 2018, capital additions primarily related to the larger Cut 2 push back at Nkran (deferred stripping costs in excess of the operational strip ratio are capitalized). In Q1 2017, capital additions related to deferred stripping costs at Nkran, implementation of the first stage of the P5M development plan, including volumetric and recovery circuit upgrades to the plant, and expansion of the tailings storage facility.

Cash used in financing activities

During the three months ended March 31, 2018, the Company paid $3.4 million in interest and applicable withholding taxes relating to the DSFA (see “Debt” above).

During the three months ended March 31, 2017, the Company paid $2.9 million in interest and applicable withholding taxes relating to the DSFA. Interest paid in Q1 2018 was higher due to an increase in the 3-month LIBOR rate during Q1 2018.

9.	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2018 and 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Three months ended March 31,
	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$
Total production costs from consolidated statement of operations	28,350	34,196
Share-based payment expense included in production costs	(231)	(520)
By-product revenue	(188)	(241)
Total operating cash costs	27,931	33,435
Royalties and production taxes	3,221	3,477
Total cash costs	31,152	36,912
Gold ounces sold	48,899	57,812
Operating cash costs per gold ounce ($/ounce)	571	578
Total cash costs per gold ounce ($/ounce)	637	638

9.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above to the Statement of Operations)	31,152	36,912
Cash corporate general and administrative expenses	2,085	2,249
Sustaining capital expenditures	428	3,731
Sustaining capitalized stripping costs	26,074	12,225
Reclamation cost accretion	215	164
All-in sustaining cost	59,954	55,281
Gold ounces sold	48,899	57,812
All-in sustaining cost per gold ounce ($/ounce)	1,226	956

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s condensed consolidated interim statements of cash flows for the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017
	$	$
Capital expenditures in the consolidated statement of cash flows	26,668	26,050
Less: non-sustaining capital expenditures and capitalized stripping costs	(26,240)	(22,319)
Total sustaining capital expenditures	428	3,731

The majority of the non-sustaining capital expenditures during the three months ended March 31, 2018 related to deferred stripping costs associated with the larger Cut 2 pushback at Nkran, metallurgical upgrades to the processing plant and early works on the overland conveyor to Esaase.

10.	Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 15,168,625 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.07 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 244,973,239.

11.	Related party transactions

As at March 31, 2018, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2018, all related party transactions were in the normal course of business including compensation payments to key management personnel.

12.	Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2018, except as disclosed in note2(c) of the unaudited condensed consolidated interim financial statements. Additionally, there were no new judgments and estimates applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

12.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted during the period

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 will result in a number of additional disclosures being included in the Company’s consolidated annual financial statements for the year ended December 31, 2018

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 15). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income for the three months ended March 31, 2017 and year ended December 31, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at December 31, 2017

Three months ended March 31, 2017

	As reported for		Post-IFRS 9
	three months ended	Effect of adoption	Three months ended
	March 31, 2017	of IFRS 9	March 31, 2017

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,187)	$(152)	$(4,339)

Net income attributable to:
Common shareholders of the Company	7,812	(137)	7,675
Non-controlling interest	-	(15)	(15)

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability market and non-vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

(b)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of March 31, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

13.	Risks and uncertainties

13.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s Annual Information Form for the year ended December 31, 2017, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year ended December 31, 2017, which can be found on EDGAR at www.sec.gov.

There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three months ended March 31, 2018. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

For a description of the risks faced by the Company with respect to financial instruments, see the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017.

14.	Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of March 31, 2018, such disclosure controls and procedures were effective.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2018, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

15.	Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.